[MIDSOUTH BANCORP, INC. LETTERHEAD]

June 24, 2009

Via Facsimile and EDGAR
Mr. Justin Dobbie
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F St. NE
Washington, D.C. 20549

Re:           MidSouth Bancorp, Inc.
Registration Statement on Form S-3
Filed February 23, 2009, and amended on June 24, 2009
Commission File No. 333-157464

Ladies and Gentlemen:

MidSouth Bancorp, Inc. (the “Company) hereby requests, with respect to the above-captioned Registration Statement, that the effective date for the Registration Statement be accelerated so that it be declared effective at 4:00 p.m. Eastern Standard Time on June 26, 2009, or as soon thereafter as possible.

In making the request, the Company hereby acknowledges that: (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MIDSOUTH BANCORP, INC.

By:         /s/ Teri  S. Stelly
                                                                       Teri S. Stelly
Interim Chief Financial Officer

cc:           C.R. Cloutier, President and Chief Executive Officer
Anthony J. Correro, III, Adams and Reese LLP
Jade Brown-Russell, Adams and Reese LLP

[MIDSOUTH BANCORP, INC. LETTERHEAD]

June 24, 2009

Via UPS and EDGAR
Mr. Justin Dobbie
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F St. NE
Washington, D.C. 20549

Re:           MidSouth Bancorp, Inc.
Registration Statement on Form S-3
Filed February 23, 2009
Commission File No. 333-157464

Dear Mr. Dobbie:

We are writing in response to the comments contained in the staff's comment letter dated March 2, 2009 (the "Comment Letter") with respect to Registration Statement on Form S-3, as filed with the SEC on February 23, 2009 (the "Registration Statement").  For your convenience, we have set forth the comment contained in the Comment Letter along with the response of MidSouth Bancorp, Inc. ("MidSouth").

Form S-3

1.
We note that you are registering the resale by selling securityholders of shares of the company's preferred stock.  Please provide your analysis supporting the determination that the offering meets the transaction requirements of General Instruction I.B of Form S-3 with respect to the registration of the preferred stock.  If the offering does not meet these transaction requirements, please remove the preferred stock from the registration statement.

Response: MidSouth has complied with the staff's request by removing the preferred stock from the registration statement.

If you have further questions regarding the foregoing or MidSouth's Amendment No. 1 to Registration Statement on Form S-3, please contact Jade Brown-Russell of Adams and Reese at (504) 585-0179.

MIDSOUTH BANCORP, INC.

By:      /s/ Teri S. Stelly
                                    Teri S. Stelly
                                     Interim Chief Financial Officer

cc:           Anthony Correro, Adams and Reese LLP
Jade Brown-Russell, Adams and Reese